Contact:    PE BIOSYSTEMS                     THIRD WAVE TECHNOLOGIES
            MEDIA            INVESTORS        MEDIA AND INVESTORS
            Linda Thomas     Peter Dworkin    Lance Fors
            650.554.2647     650.554.2479     608.663.7000

Note: This press release does not constitute an offer of any securities for sale.

For Immediate Release

  PE BIOSYSTEMS TO ACQUIRE THIRD WAVE TECHNOLOGIES
FOSTER CITY, Calif., and MADISON, Wisc. - January 24, 2000 - PE Biosystems (NYSE:PEB), a PE Corporation business, and Third Wave Technologies, Inc., a privately-held company based in Madison, Wisc., today announced that they have signed a definitive merger agreement under which PE Biosystems will acquire Third Wave in a stock-for-stock transaction. The transaction, which has been approved by the Boards of Directors of both companies, is structured as a tax-free pooling of interests. All of the equity of Third Wave will be exchanged for an aggregate of approximately 1,972,000 shares of PE Biosystems common stock, before giving effect to the 2-for-1 stock dividend declared January 20, 2000, for distribution on February 18, 2000. The transaction is subject to customary closing conditions and regulatory approvals.

Third Wave has developed the innovative Invader nucleic acid (DNA and RNA) detection technology. The highly sensitive and accurate Invader assays rapidly detect differences among genetic sequences important for the analysis of single nucleotide polymorphisms (SNPs). SNPs are single genetic code changes thought to account for individual differences ranging from predispositions for certain diseases to particular responses to drug treatment.

The Invader assay technology is expected to accelerate the understanding, diagnosis and treatment of disease by enabling rapid, large-scale testing of SNPs. This technology will be used with PE Biosystems' Sequence Detection Systems (SDS), a proprietary technology for real-time analysis of genetic information.

Specifically, it is anticipated that Invader assays on PE Biosystems' SDS platform should allow academic researchers to accelerate experiments designed to link SNPs to diseases and drug responses. It also is intended to enable pharmaceutical researchers to create and use thousands of individual tests needed for drug discovery and clinical trials, and could lead to diagnostic advances in patient profiling and personalized medicine.

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PE Biosystems' microfluidic and microarray technologies potentially may be used in combination with the Invader technology. PE Biosystems' sister business, Celera Genomics, is expected to use these combined technologies to accelerate its SNP analysis.

"We believe Third Wave's technology will meet the needs of academic researchers and pharmaceutical companies for improved methods for detection of genetic variation," said Michael W. Hunkapiller, Ph.D., president of PE Biosystems and senior vice president of PE Corporation. "The Invader technology should answer these needs with cost-effective, high volume assays."

 "The Invader assay opens up new markets and applications for PE Biosystems," Dr. Hunkapiller added. "These include new high throughput systems that allow researchers to measure gene expression for new drug screening as well as to detect SNPs. Consistent with our track record and philosophy of broadly licensing technology, we believe that PE Biosystems is particularly well-suited for making the Invader technology broadly available to the marketplace."

 "We believe that our merger with PE Biosystems will provide the opportunity to make the Invader technology the methodology of choice for the detection of genetic variations in both research and clinical applications," said Lance Fors, Ph.D., founder and chief executive officer of Third Wave. "Additionally, there promise to be strong synergies between the Invader technology and PE Biosystems' portfolio of technologies, which should strengthen the Invader technology product offerings."

PE Corporation currently comprises two operating groups. The PE Biosystems Group (NYSE: PEB), with sales of $1.2 billion during fiscal 1999, develops and markets instrument-based systems, reagents, software and contract services to the life science industry and research community. PE Biosystems is headquartered in Foster City, Calif., and comprises four divisions:
Applied Biosystems, PE Informatics, PerSeptive Biosystems, and Tropix. Celera Genomics Group (NYSE: CRA), headquartered in Rockville, Md., intends to become the definitive source of genomic and related medical information. Information about the company, including reports and other information filed by the company with the Securities and Exchange Commission, is available on the worldwide web at www.pecorporation.com or by phoning 800.762.6923.

Third Wave Technologies, Inc., develops and provides DNA and RNA analysis technologies and products for use in research, pharmacogenomics and clinical applications. For more information on Third Wave, please see Third Wave's website at http://www.twt.com.

Certain statements in this press release are forward-looking. These may be identified by the use of forward-looking words or phrases such as "believe,"

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

"expect," "intend," "anticipate," "should," "planned," "estimated," and "potential," among others. These forward-looking statements are based on PE Corporation's current expectations. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for such forward-looking statements. In order to comply with the terms of the safe harbor, PE Corporation notes that a variety of factors could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, and results of PE Biosystems businesses include but are not limited to (1) rapidly changing technology and dependence on new products; (2) sales dependent on customers' capital spending policies and government-sponsored research; (3) claims for patent infringement; (4) significant overseas operations; (5) future growth strategy; (6) earthquakes; and (7) other factors that might be described from time to time in PE Corporation's filings with the Securities and Exchange Commission.

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